Exhibit 99.1 February 17, 2020 1500 Robert-Bourassa Blvd., 7th Floor AMENDED Montreal QC, H3A 3S8 www.computershare.com To: All Canadian Securities Regulatory Authorities Subject: The Stars Group Inc. Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer: Meeting Type: Special Meeting Record Date for Notice of Meeting: March 13, 2020 Record Date for Voting (if applicable): March 13, 2020 Beneficial Ownership Determination Date: March 13, 2020 Meeting Date: April 21, 2020 Meeting Location (if available): Toronto, ON Issuer sending proxy related materials directly to NOBO: No Issuer paying for delivery to OBO: Yes Notice and Access (NAA) Requirements: NAA for Beneficial Holders: No NAA for Registered Holders: No Voting Security Details: Description CUSIP Number ISIN COMMON SHARES 85570W100 CA85570W1005 Sincerely, Computershare Agent for The Stars Group Inc.